EXHIBIT 99.4

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We consent to the incorporation by reference in this Annual Report (Form 40-F) of Central Fund of Canada Limited of our report dated November 18, 2005, with respect to the financial statements of Central Fund of Canada Limited included in the 2005 Annual Report to Shareholders of Central Fund of Canada Limited.

"Ernst & Young LLP"
Chartered Accountants

Toronto, Canada
November 18, 2005